UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 22, 2024

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: Claireluk@romagroup.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 17, 2024, Roma Green Finance Limited (“ROMA” and the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 31 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “ROMA” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until November 13, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before November 13, 2024, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by November 13, 2024, the Company may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting. To qualify for the additional time, the Company will be required to meet the continued listing requirements regarding the market value of publicly held Ordinary Shares and all other initial listing standards, except for the minimum bid price requirement. In addition, the Company will be required to notify Nasdaq of its intent to cure the deficiency by effecting a reverse stock split, if necessary, during the additional compliance period.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

EXHIBITS

Number	Description

99.1	Press Release of Roma Green Finance Limited dated May 21, 2024.
99.2	Letter from the NASDAQ Stock Market dated May 17, 2024, regarding the failure to comply with the Minimum Bid Price required under Listing Rule 5550(a)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer